Exhibit 99.1

NIO Inc. Prices Offering of
US$1 Billion Convertible Senior Notes

SHANGHAI, China, September 19, 2023 (GLOBE NEWSWIRE) — NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced the pricing of US$500 million in aggregate principal amount of convertible senior notes due 2029 (the “2029 Notes”) and US$500 million in aggregate principal amount of convertible senior notes due 2030 (the “2030 Notes,” and, together with the 2029 Notes, the “Notes”) (the “Notes Offering”). The Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Company has granted the initial purchasers in the Notes Offering an option, exercisable within a 30-day period beginning on, and including, the date of the Notes Offering, to purchase up to an additional US$75 million in aggregate principal amount of the 2029 Notes and up to an additional US$75 million in aggregate principal amount of the 2030 Notes.

When issued, the Notes will be senior, unsecured obligations of NIO. The 2029 Notes will bear interest at a rate of 3.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. The 2030 Notes will bear interest at a rate of 4.625% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. The 2029 Notes will mature on October 15, 2029 and the 2030 Notes will mature on October 15, 2030, unless repurchased, redeemed or converted in accordance with their terms prior to such date.

Holders may convert the Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, the Company’s American Depositary Shares (“ADSs”), each currently representing one Class A ordinary share of the Company, or a combination of cash and ADSs, at the Company’s election. After the resale restriction termination date (as will be defined in the terms of the Notes) and pursuant to the applicable procedures and requirements, holders who receive ADSs upon conversion of the Notes may surrender such ADSs to the Company’s ADS depositary for exchange into Class A ordinary shares for trading on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or the Singapore Exchange Securities Trading Limited (“SGX-ST”).

The initial conversion rate of the 2029 Notes is 89.9685 ADSs per US$1,000 principal amount of such 2029 Notes (which is equivalent to an initial conversion price of approximately US$11.12 per ADS and represents a conversion premium of approximately 30% above the closing price of the Company’s ADSs on September 19, 2023, which was US$8.55 per ADS). The initial conversion rate of the 2030 Notes is 89.9685 ADSs per US$1,000 principal amount of such Notes (which is equivalent to an initial conversion price of approximately US$11.12 per ADS and represents a conversion premium of approximately 30% above the closing price of the Company’s ADSs on September 19, 2023). The relevant conversion rate for each series of the Notes is subject to adjustment upon the occurrence of certain events.

The Company may redeem for cash all but not part of the 2029 Notes and/or the 2030 Notes if less than 10% of the aggregate principal amount of the relevant series of the Notes originally issued remains outstanding at such time. In addition, the Company may redeem all but not part of the 2029 Notes and/or the 2030 Notes in the event of certain changes in the tax laws. On or after October 22, 2027, in the case of the 2029 Notes, and on or after October 22, 2028, in the case of the 2030 Notes, the Company may redeem for cash all or part of the relevant series of the Notes, subject to certain conditions. Any redemption may occur only prior to the 20th scheduled trading day immediately preceding the relevant maturity date.

Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on October 15, 2027, in the case of the 2029 Notes, or October 15, 2028, in the case of the 2030 Notes, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. Holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a fundamental change.

The Company plans to use a portion of the net proceeds from the Notes Offering to repurchase a portion of the existing debt securities as described below, and the remainder mainly to further strengthen its balance sheet position as well as for general corporate purposes.

The Company expects to use a portion of the net proceeds from this Notes Offering to purchase and surrender for cancellation, in separate privately negotiated transactions effected through one of the initial purchasers or its affiliate, concurrently with the pricing of the Notes Offering, approximately US$256 million aggregate principal amount of the Company’s outstanding 0.00% Convertible Senior Notes due 2026 (the “2026 Notes”) and approximately US$244 million aggregate principal amount of the Company’s outstanding 0.50% Convertible Senior Notes due 2027 (the “2027 Notes”, and together with the 2026 Notes, the “Existing Notes”) for cash (each, a “Repurchase Transaction,” and collectively, the “Repurchase Transactions”). The terms of each Repurchase Transaction have been individually negotiated with each holder of the Existing Notes.

The Company expects that holders and potential purchasers of the Company’s debt securities may employ a convertible arbitrage strategy to hedge their exposure in connection with the relevant securities. Any such activities by holders of the relevant debt securities and/or potential investors in the Notes could affect the market price of the ADSs and Class A ordinary shares and/or the trading price of such debt securities.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

The Company expects to close the Notes Offering and the Repurchase Transactions on or about September 22, 2023, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering and Repurchase Transactions, and there can be no assurance that the Notes Offering and/or Repurchase Transactions will be completed. The Notes Offering is not contingent on the closing of the Repurchase Transactions. The consummation of the Repurchase Transactions will be contingent on the closing of the Notes Offering.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of the Hong Kong Stock Exchange and the SGX-ST, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the Hong Kong Stock Exchange and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

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